

July 8, 2010

Michael Jamieson
MAM Software Group, Inc.
c/o Incorporating Services, Ltd.
3500 South DuPont Highway
Dover, DE 19901

> Re: **MAM Software Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 11, 2010**
> **File No. 333-167483**

Dear Mr. Jamieson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you omitted certain information throughout the prospectus, such as the record date and the length of the subscription period for the rights offering. If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

2.   We note that your company's name has changed from Aftersoft Group, Inc. to MAM Software Group, Inc., but the financial statements included in the filing continue to refer to the company as Aftersoft Group. Please clarify in the Q&A section in the forepart of the prospectus that the financial statements included in the filing are those of MAM Software Group. Also, consider revising the headings in your financial statements to indicate that the financial statements are those of MAM Software Group, formerly known as Aftersoft Group.

3. You indicate in the prospectus that Wynnefield Persons has advised you of its intention to exercise all of its subscription rights. Section 5(c) of the Securities Act of 1933 states that it is unlawful to offer to sell or offer to buy a security unless a registration statement has been filed in connection with the security. In your response letter, please describe your discussions with Wynnefield Persons in connection with your rights offering prior to the filing of your registration statement and provide us with your analysis as to whether such discussions were consistent with Section 5 of the Securities Act. Please refer to Section 2(a)(3) of the Securities Act in formulating your response to this comment.

Cover Page

4. The cover page should contain only information required by Item 501 or that is key to an investment decision. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K. Among other matters, please eliminate the table as it does not appear necessary or appropriate in the context of an offer that has no minimum.

Prospectus Summary

Corporate Background, page 3

5. We note your statement in this section that your former parent, ADNW, is not current in its reporting obligations with the SEC. We note you have also included a risk factor on page 13. Please remove this information from the prospectus or tell us why you believe this fact about your former parent is important to your investors.

Use of Proceeds, page 17

6. Set forth in this section the interest rate and maturity of your loan to ComVest. Also, disclose in this section, as well as in your summary and risk factor disclosures, the effect of failing to obtain the maximum amount of proceeds possible under this offering. Refer to Item 504 of Regulation S-K. To the extent material, also ensure that the liquidity and capital resources section of Management's Discussion and Analysis discusses the potential effects on your liquidity and capital resources position, as varying quantities or none of the shares offered in the rights offering are sold.

Item 16. Exhibits and Financial Statement Schedules, page II-4

7. File as an exhibit the amendment to your certificate of incorporation relating to your name change. Refer to Item 601(b)(3)(i) of Regulation S-K.

<u>Item 17. Undertakings, page II-6</u>

8.   We note that you have included the undertaking required by Item 512(b) of Regulation S-K, which is to be included if a registration statement incorporates by reference any Exchange Act documents filed subsequent to the effective date. Form S-1 does not provide for incorporation by reference of subsequent periodic reports. All documents must be specifically incorporated. Please remove this undertaking as it does not appear appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile: (212) 980-5192</u>
        David E. Danovitch, Esq.
        Gersten Savage LLP